Exhibit (a)(11)

Contact:  Tom Crane
          (973) 455-4732


                   HONEYWELL COMPLETES SUCCESSFUL TENDER
                      OFFER FOR TRISTAR AEROSPACE CO.

     MORRIS TOWNSHIP, N.J. -- (Business Wire) -- December 7, 1999 -- Honeywell (NYSE: HON) said today that it has completed a successful tender offer initiated by AlliedSignal Inc. for all of the outstanding shares of common stock of TriStar Aerospace Co. (NYSE: TSX).

     The tender offer expired at 12:00 midnight New York City time on Monday, December 6, 1999. Approximately 16.7 million shares of TriStar have been tendered, representing more than 96% of the company's outstanding shares. Honeywell will accept for payment all of the shares validly tendered at the tender offer price of $9.50 per share.

     Honeywell intends to promptly complete the transaction in accordance with Delaware's short-form merger provisions. As a result of the merger, each remaining outstanding share of TriStar will be converted, subject to appraisal rights, into the right to receive $9.50, in cash, without interest.

     TriStar, headquartered in Dallas, Texas, is a leading provider of fasteners, fastening systems and related hardware to the aerospace industry. It also provides just-in-time and automatic parts replenishment and other customized inventory management services.

     Honeywell's aerospace business has sales of US$10.5 billion and is headquartered in Phoenix, Arizona, USA. It is a leading global provider of integrated avionics, engines, systems and service solutions for aircraft manufacturers, airlines, business and general aviation, military and airport operations.

     Honeywell is a US$24-billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; power generation systems; specialty chemicals; fibers; plastics; and electronic and advanced materials. The company employs approximately 120,000 people in 95 countries. Honeywell is traded on the New York Stock Exchange under the symbol HON, as well as on the London, Chicago and Pacific stock exchanges. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. Additional information on the company is available on the Internet at www.honeywell.com.

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This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
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